As filed with the Securities and Exchange Commission on August 14, 1998
                                                  Registration No.__________
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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                              -------------------


                                    FORM S-2
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

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                               SGI INTERNATIONAL
             (Exact name of Registrant as specified in its charter)

           Utah                                                 33-0119035
(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                               Identification No.)

              1200 Prospect Street, Suite 325, La Jolla, CA 92037
                    TEL (619) 551-1090 / FAX (619) 551-0247
      (Address, including zip code, telephone number and facsimile number, including area code, of registrant's principal executive offices)

                   Joseph A. Savoca, Chief Executive Officer
                      President and Chairman of the Board
                               SGI International
       1200 Prospect Street, Suite 325, La Jolla, CA 92037 (619) 551-1090
           (Name, address and telephone number of agent for service)

                              -------------------

                                   Copies to:
                               FISHER THURBER LLP
                          TIMOTHY J. FITZPATRICK, ESQ.
                             DAVID A. FISHER, ESQ.
                       4225 Executive Square, Suite 1600
                            La Jolla, CA 92037-1483
                              Tel. (619) 535-9400
                               Fax (619) 535-1616

                              -------------------

        Approximate date of commencement of proposed sale to the public:
 As soon as practicable after the Registration Statement has become effective.

                              -------------------

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [x]
   If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [x]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective
registration statement for the same offering. [x]   No. 333-44789
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
   If delivery of the prospectus is expected to be made pursuant to Rule
434, please check the following box. [x]

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


                                               CALCULATION OF REGISTRATION FEE

===================================================================================================================
  Title of each class of                             Proposed Maximum       Proposed Maximum
    Securities to be              Amount to be        Offering Price       Aggregate Offering        Amount of
      registered                registered(1)(2)        per Unit(3)             Price(3)          Registration Fee
---------------------------   -------------------   -------------------   -------------------   -------------------
Common Stock, no par
value, underlying
outstanding Convertible
Preferred Stock . . . . . .         1,484,648              $ 1.11             $ 1,647,959             $ 486.15
---------------------------   -------------------   -------------------   -------------------   -------------------
Common Stock, no par
value, outstanding
underlying Warrants . . . .            70,000              $ 1.11                  77,700             $  22.92
---------------------------   -------------------   -------------------   -------------------   -------------------

TOTAL . . . . . . . . . . .     . . . . . . . .       . . . . . . . .       . . . . . . . .           $ 509.07
===================================================================================================================

(1) Pursuant to Rule 416 under the Securities Act of 1933, this Registration Statement covers such additional indeterminate number of shares of common stock as may be issued by reason of adjustments in the number of shares of common stock issuable pursuant to anti-dilution provisions contained in the existing warrants and convertible preferred stock. Because such additional shares of common stock will, if issued, be issued for no additional consideration, no additional registration fee is required.

(2) The number of shares of common stock registered herein underlying certain convertible preferred stock is indeterminate and is estimated to include the shares of common stock required to fulfill the conversion rights of preferred stock which is convertible into a given number of common shares in part based upon conversion formulae, referencing fluctuating market prices and is also estimated to satisfy contractual obligations of the Company requiring the registration of 200% of the number of shares of Common Stock issuable upon conversion of the Company's Convertible Preferred Stock.

(3) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, based on the average of the bid and ask prices of the Company's common stock on the OTC Bulletin Board on August 10, 1998.



                     INFORMATION INCORPORATED BY REFERENCE

     The Company regularly files documents with the Securities and Exchange Commission to comply with applicable government regulations, including Form 10-Q and Form 10-K. The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, a copy of the Form 10-K for the year ended December 31, 1997, and a copy of the Form 10-Q for the quarter ended June 30, 1998, a copy of the Prospectus dated July 22, 1998, included in the Registration Statement of Form S-2 effective on that date, No. 333-44789, and upon written or oral request of such person, a copy of any and all of the other documents that have been filed with the Securities and Exchange Commission and incorporated by reference in this Prospectus (other than exhibits to such documents which are not specifically incorporated by reference herein). Such requests should be directed to SGI International, Attn: George Donlou, Controller, at its principal offices located at 1200 Prospect Street, Suite 325, La Jolla, CA 92037 (619) 551-1090.


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


     The following documents previously filed with the Commission, except as superseded or modified herein, are hereby incorporated by reference into this
Prospectus: (i) the Registration Statement on Form S-2, No. 333-44789, declared effective July 22, 1998; (ii) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997; (iii) the Company's Quarterly Reports on Form 10-Q for the quarters ended June 30, 1997, September 30, 1997, and March 31, 1998; (iv) the Company's definitive Form 14a (Proxy) dated April 30, 1998;
(v) the Company's Form 8-K's dated January 23, 1998, and November 24, 1997; (v) the Company's 1934 Act Registration Statement on Form 8-A; and (vi) each additional exhibit from all of the Company's prior 1933 Act filings.

     Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus.

     No person is authorized in connection with any offering made hereby to give any information or make any representation not contained or incorporated by reference in this Prospectus, and any information not contained or incorporated herein must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, by any person in any jurisdiction in which it is unlawful for such person to make such offer or solicitation. Neither the delivery of this Prospectus at any time nor any sale made hereunder shall, under any circumstances, imply that the information herein is correct as of any date subsequent to the date hereof.


EXHIBITS

Exhibit
No.            Description

5.1            Opinion of Fisher Thurber LLP regarding the legality of the securities being registered.

23.1           Consent of Ernst & Young LLP, Independent Public Auditors.

23.2           Consent of J.H. Cohn LLP, Independent Public Accountants.

23.3           Consent of Fisher Thurber LLP (included in Exhibit 5.1).







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


                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 pursuant to Rule 462(b) and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of La Jolla, State of California, on August 14, 1998.

SGI International

     /s/ JOSEPH A. SAVOCA
By:___________________________________________
   Joseph A. Savoca, Chief Executive Officer

     In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.

Signatures


/s/ JOSEPH A. SAVOCA                         ERNEST P. ESZTERGAR
____________________________                 ____________________________
Joseph A. Savoca                             Ernest P. Esztergar
Chief Executive Officer,                     Director
Chief Financial                              By: Joseph A. Savoca
Officer and Director                         August 14, 1998
August 14, 1998



WILLIAM A. KERR                              WILLAM R. HARRIS
____________________________                 ____________________________
William A. Kerr                              William R. Harris
Director                                     Director
By: Joseph A. Savoca                         By: Joseph A. Savoca
August 14, 1998                              August 14, 1998



BERNARD V. BAUS                              NORMAN GRANT
____________________________                 ____________________________
Bernard V. Baus                              Norman Grant
Director                                     Director
By: Joseph A. Savoca                         By: Joseph A. Savoca
August 14, 1998                              August 14, 1998



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